Filed with the U.S. Securities and Exchange Commission on August 21, 2025

Securities Act File No. 333-286389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

PIMCO NEW YORK MUNICIPAL INCOME FUND II

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(844) 337-4626

(Registrant’s Telephone Number, Including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(Name and Address of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Chelsea M. Childs, Esq.

Ropes & Gray LLP

3 Embarcadero Center

San Francisco, California 94111

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Ropes & Gray LLP supporting the tax consequences of the reorganizations (Exhibit 12 to Item 16) of this Registration Statement on Form N-14 (the “Registration Statement”) and does not modify any other part of the Registrant’s Registration Statement. This Post-Effective Amendment will become effective automatically upon filing with the Commission pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

The joint Proxy Statement/Prospectus and Statement of Additional Information, each dated as of May 13, 2025 and as filed on May 13, 2025 pursuant to Rule 424(b)(3) of the Securities Act (File No. 333-286389), is incorporated herein by reference.

PART C

OTHER INFORMATION

Item 15. Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1) Charter of Registrant

a.	Amended and Restated Agreement and Declaration of Trust dated June 18, 2002.(1)
b.	Notice of Change of Trustees and Principal Address dated September 5, 2014.(4)
c.	Notice of Change of Trustees dated January 16, 2019.(4)
d.	Notice of Change of Trustees dated January 8, 2020.(4)
e.	Notice of Change of Trustees dated July 9, 2020.(4)
f.	Notice of Change of Trustees dated January 29, 2021.(4)
g.	Notice of Change of Trustees dated June 30, 2021.(4)
h.	Notice of Change of Trustees dated January 5, 2022.(4)
i.	Notice of Change of Trustees dated July 18, 2022.(4)
j.	Notice of Change of Trustees dated March 13, 2023.(4)
k.	Notice of Change of Trustees dated May 8, 2023.(4)
l.	Notice of Change of Trustees dated July 1, 2024.(4)
m.	Notice of Change of Trustees dated December 31, 2024.(4)

(2) Bylaws

a.	Amended and Restated Bylaws of Registrant dated November 11, 2024.(4)

(3) Voting Trust Agreement – None

(4) Agreement of Reorganization

a.	Form of Agreement and Plan of Reorganization – Filed as an Appendix to the Proxy Statement/Prospectus.

(5) Instruments Defining the Rights of Holders of the Securities being Registered

a.	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust (see (1)(a) above).
b.	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant (see (2) above).
c.	Form of Share Certificate of the Common Shares.(2)

(6) Investment Advisory Contracts

a.	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014.(3)
b.	Amendment to Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated March 25, 2022.(3)
c.	Investment Management Agreement between 1862 SPV I LLC (fka PNI SPV I LLC) and Pacific Investment Management Company LLC dated June 29, 2023.(4)

(7) Distribution Contracts – None

(8) Bonus or Profit Sharing Contracts – None

(9) Custodian Agreements

a.	Custodian Agreement between Registrant and State Street Bank and Trust Company.(4)
b.	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co. dated September 5, 2014.(3)

(10) Rule 12b-1 and Rule 18f-3 Plans – None

(11)  Opinion of Counsel Regarding Legality of the Securities Being Registered(5)

(12) Tax Opinion*

(13) Other Material Contracts

a.	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated as of April 19, 2016.(3)
b.	Amendment to Transfer Agency and Registrar Services Agreement dated December 15, 2020.(3)
c.	Amendment to Transfer Agency and Registrar Services Agreement dated December 9, 2021.(3)

(14) Other Opinions

a.	Consent of Independent Registered Public Accounting Firm(6)

(15) Omitted Financial Statements – None

(16) Powers of Attorney

a.	Power of Attorney for Libby D. Cantrill, Sarah E. Cogan, Deborah A. DeCotis, David Flattum, Kathleen A. McCartney, Alan Rappaport and E. Grace Vandecruze.(4)
b.	Power of Attorney for Joshua D. Ratner.(7)
c.	Power of Attorney for Bijal Parikh.(7)
d.	Certified Resolution of the Board of Trustees of Registrant.(4)

(17) Additional Exhibits – None

(18) Filing Fee Tables(5)

(1) Incorporated by reference to the Registrant’s Initial Registration Statement on Form N-2, File No. 333-86284 (filed on April 15, 2002).

(2)  Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form  N-2, File Nos. 333-86284 and 811-21078 (filed on June 25, 2002).

(3)  Incorporated by reference to PIMCO High Income Fund’s Registration Statement on Form N-2, File Nos. 333-265327  and 811-21311 (filed on May  31, 2022).

(4)  Incorporated by reference to the Registrant’s Registration Statement on Form N-14, File No. 333-286389  (filed on April  4, 2025).

(5) Incorporated by reference to the Registrant’s Registration Statement on Form N-14, File No. 333-286389, accession no. 0001193125-25-117267 (filed on May  12, 2025).

(6)  Consent was previously filed with the Registrant’s Registration Statement on Form N-14, File No.  333-286389, accession no. 0001193125-25-117267 (filed on May 12, 2025).

(7)  Incorporated by reference to the Registrant’s Registration Statement on Form N-14, File No. 333-286389, accession no. 0001193125-25-117917 (filed on May 12, 2025).

*Filed herewith.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston, Massachusetts, on the 21st day of August, 2025.

PIMCO NEW YORK MUNICIPAL INCOME FUND II
By:	Joshua D. Ratner*
Name:	Joshua D. Ratner
Title:	President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Libby D. Cantrill*	Trustee	August 21, 2025
Libby D. Cantrill
Sarah E. Cogan*	Trustee	August 21, 2025
Sarah E. Cogan

Deborah A. DeCotis*	Trustee	August 21, 2025
Deborah A. DeCotis

David Flattum*	Trustee	August 21, 2025
David Flattum*

Kathleen McCartney*	Trustee	August 21, 2025
Kathleen McCartney

Alan Rappaport*	Trustee	August 21, 2025
Alan Rappaport

E. Grace Vandecruze*	Trustee	August 21, 2025
E. Grace Vandecruze

Joshua D. Ratner*	President	August 21, 2025
Joshua D. Ratner	(Principal Executive Officer)

Bijal Parikh*	Treasurer	August 21, 2025
Bijal Parikh	(Principal Financial and Accounting Officer)

*By:	/s/ David C. Sullivan
David C. Sullivan
as attorney-in-fact

*Pursuant to Powers of Attorney.

EXHIBIT INDEX

12.	Tax Opinion.